12012377

UNITEDSTATES
ECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section
FEB 28 2012
Washington, DC

SEC FILE NUMBER
8-53512

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Probitas Fund Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

425 California Street, Suite 2300
(No. and Street)

San Francisco (City) CA (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sinead O'Sullivan 415-402-0700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

18401 Von Karman Avenue, Suite 500 (Address) Irvine (City) CA (State) 92612 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Probitas Funds Group, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Sabrina Maria Cisneros

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

State of California
County of San Francisco } SS.

Subscribed and sworn to (or affirmed) before me on this 27th day of February, 2012, by John Murphy, proved to me on the basis of satisfactory evidence to be the person~~(s)~~ who appeared before me.

SABRINA MARIA CISNEROS
COMM. # 1800239
NOTARY PUBLIC-CALIFORNIA
CITY & COUNTY OF SAN FRANCISCO
MY COMM. EXP. JUNE 3, 2012

Sabrina Maria Cisneros
NOTARY'S SIGNATURE

PLACE NOTARY SEAL IN ABOVE SPACE

OPTIONAL INFORMATION

The information below is optional. However, it may prove valuable and could prevent fraudulent attachment of this form to an unauthorized document.

CAPACITY CLAIMED BY SIGNER (PRINCIPAL)

- ☐ INDIVIDUAL
- ☐ CORPORATE OFFICER ____________ TITLE(S)
- ☐ PARTNER(S)
- ☐ ATTORNEY-IN-FACT
- ☐ TRUSTEE(S)
- ☐ GUARDIAN/CONSERVATOR
- ☐ OTHER: ____________

DESCRIPTION OF ATTACHED DOCUMENT

Annual Audited Report
TITLE OR TYPE OF DOCUMENT

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DATE OF DOCUMENT

OTHER

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Probitas Funds Group, LLC

Statement of Financial Condition
December 31, 2011

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

McGladrey

Independent Auditor's Report

To the Managers
Probitas Funds Group, LLC
San Francisco, CA

We have audited the accompanying statement of financial condition of Probitas Funds Group, LLC (the Company) as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Probitas Funds Group, LLC as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Los Angeles, CA
February 24, 2012

Probitas Funds Group, LLC

Statement of Financial Condition
December 31, 2011

Assets	
Current Assets	
Cash	$ 5,019,524
Accounts receivable, net of allowance for doubtful accounts of $345,693	11,368,994
Prepaid expenses	71,184
Total current assets	16,459,702
Furniture, Fixtures and Equipment, net	212,980
Noncurrent Accounts Receivable, net of allowance for doubtful accounts of $1,781,250	6,757,947
Investments	2,088,232
Total assets	$ 25,518,861

Liabilities and Member's Equity	
Current Liabilities	
Accounts payable and accrued expenses	$ 2,715,551
Due to affiliates	216,248
Current maturities, capital lease	11,595
Deferred revenue	1,100,000
Total current liabilities	4,043,394
Capital Lease, net of current maturities	26,255
Member's Equity	21,449,212
Total liabilities and member's equity	$ 25,518,861

See Notes to Financial Statements.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business: Probitas Funds Group, LLC (the Company) was formed and organized in Delaware on July 25, 2001 as a limited liability company (LLC). The Company was registered as a limited liability company in the state of California on August 27, 2001 and is based in San Francisco, California, with a second office in New York, New York. The Company's primary line of business is providing consulting and placement agent services regarding the private placement of securities in investment vehicles. The Company solicits investments from institutional and select private investors on behalf of the investment vehicles its clients manage.

On February 15, 2002, Probitas Funds Group, LLC became registered as a general securities broker-dealer with the U.S. Securities and Exchange Commission pursuant to Section 16c of the Securities Exchange Act of 1934 and became a member of the National Association of Securities Dealers, Inc. (now the Financial Industry Regulatory Authority (FINRA)). The Company was granted a broker-dealer certificate by the California Department of Corporations on March 12, 2002. The Company is a single member LLC, wholly owned by Probitas Partners, LP (the Parent).

The Company conducts business throughout the United States and in several other countries, including Australia. On May 29, 2008, the Company was exempted, subject to certain conditions, from the need for an Australian financial services license. The Company became registered in Japan as a Type 2 Financial Instruments Dealer on January 13, 2009, and is also registered as an international dealer in the provinces of Ontario, Alberta and British Columbia.

A summary of the Company's significant accounting policies is as follows:

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule, including the requirement to make the reserve computations under Rule 15c3-3. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker-dealer who carries no margin accounts: promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer; does not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuates all financial transactions between the Company and its customers through one or more bank accounts, each designated as a Special Account for the Exclusive Benefit of Customers of the Company.

Use of estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company's most significant estimates relate to the fair value of its investment assets. Actual values and results could differ from those estimates.

Cash and cash equivalents: For purposes of the statement of cash flows, the Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts which, at times, may exceed insured limits. It is the opinion of management that the solvency of the referenced financial institutions is not of concern at this time.

Accounts receivable: Accounts receivable are stated at unpaid balances, less an allowance for doubtful accounts. Interest on long-term receivables is recognized over the term of the receivable and is calculated using the simple-interest method on principal amounts outstanding.

Note 1. Nature of Business and Summary of Significant Accounting Policies (Continued)

The allowance for doubtful accounts is increased by charges to bad debt expense and decreased by charge-offs net of recoveries. Management's periodic evaluation of the adequacy of the allowance is based on the Company's past collection experience, risks related to the balance in question, specific adverse situations that may affect the client's ability to pay, and current economic conditions.

The Company considers a receivable uncollectible when, based on current information or other factors, it is probable that the Company will not collect the receivable balance and interest payments according to the receivable agreement. Accounts are written off when management believes, after considering economic conditions, business conditions, the financial condition of the obligor and collection efforts, that the receivables and collection of interest is doubtful. At December 31, 2011, the Company's allowance for doubtful accounts was $2,126,943 of which $1,781,250 is related to a customer who has filed for bankruptcy. As of December 31, 2011, the accounts receivable balance for this customer is $1,781,250. Management believes that the remainder of accounts receivable at December 31, 2011 are collectible.

Furniture, fixtures and equipment: Furniture, fixtures and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets ranging from three to seven years.

Investments: Investments are recorded at fair value. Changes in the fair value of the investments are recorded in the statement of operations.

Revenue recognition: The Company recognizes revenue from advisory services over the period in which the services are rendered and revenue from placement agent services when earned based on the terms of the client contract.

Income taxes: The Company is a single-member LLC whose parent is a multi-partner limited partnership taxed as a partnership for federal income tax purposes. The Company is a "disregarded entity" for tax purposes and its income is included in the Parent's partnership return; therefore, no provision for income taxes is required. Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 740, *Income Taxes*, provides guidance for how uncertain tax provisions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not to be sustained when challenged or when examined by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended December 31, 2011, management has determined that there are no uncertain tax positions. The Company is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for the years before 2006.

New accounting pronouncements: In May 2011, the FASB issued Accounting Standards Update (ASU) 2011-04, *Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04)*. ASU 2011-04 amended ASC 820, *Fair Value Measurements and Disclosures*, to converge the fair value measurement guidance in accounting principles generally accepted in the United States of America (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The Company is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Company's financial statements.

Note 1. Nature of Business and Summary of Significant Accounting Policies (Continued)

Foreign currency transactions: Foreign currency transactions are transactions denominated in a currency other than the Company's functional currency, the U.S. dollar. Periodically, and at year-end, the Company remeasures the recorded balances related to foreign-currency transactions using the current exchange rate. Gains or losses arising from the remeasurement of these balances are recorded in other income in the Company's statement of operations.

Guarantees: The Company recognizes guarantees in accordance with Accounting Standards Update (ASU) 460, *Guarantees* (FASB Interpretation No. 45). According to this guidance, the Company is not required to book a liability for guarantees of a parent company's debt to a third party. Other required disclosures about such arrangements are made in Note 12.

Note 2. Furniture, Fixtures and Equipment

Furniture and fixtures	$ 432,890
Software	345,641
Equipment	81,707
Leasehold improvements	93,186
	953,424
Accumulated depreciation	(740,444)
	$ 212,980

As of December 31, 2011, the Company had $58,406 of equipment under a capital lease, with accumulated depreciation of $24,336.

Note 3. Fair Value of Financial Instruments

Fair value: As described in Note 1, the Company records its investments at fair value. Fair value is the price that would be received on the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value, as presented below:

- Level 1: Assets and liabilities are valued using unadjusted quoted prices in active markets for identical assets or liabilities. These include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain U.S. Treasury securities that are highly liquid and are actively traded in over-the-counter markets.

- Level 2: Assets and liabilities are valued using observable inputs other than Level 1 prices, examples of which are quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes U.S. government and agency mortgage-backed debt securities, corporate debt securities and derivative contracts. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Note 3. Fair Value of Financial Instruments (Continued)

- Level 3: Assets and liabilities are those that must be measured using unobservable inputs that are significant to the fair value of the assets or liabilities, and that are supported by little or no market activity. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. Investments that are included in this category generally include equity positions in the private companies and certain general and limited partnership interests in private equity funds.

A description of the valuation techniques applied to the Company's investments measured on a recurring basis is as follows:

Investments: The Company values its private equity fund investments annually and at such other times as, in the view of management, circumstances warrant. Investments for which no public market exists are valued at fair value as determined in good faith by management pursuant to the valuation procedures summarized below.

The Company has approximately 17 investments in various private equity fund entities, in which it receives interests either as a limited partner or as a special general partner. In all of these circumstances, the Company does not have the ability to exercise significant influence and has little or no voting power, and these interests are subject to substantial or complete restrictions on transfer. Further, no public market exists for these investments.

Generally, such investments will be valued on a "going concern" basis without giving effect to any disposition costs. There is a range of values that is reasonable for such investments at any particular time. Initially, investments are valued based upon their cost and are remeasured at the appropriate measurement dates subsequent to the initial investment. Upon the occurrence of such developments, investments are revalued based upon factors such as the general partner's expression of value, earnings, individual investment performance, matters affecting the marketability of the interest, individual investment asset performance, an assessment of the investee funds' future prospects or, if appropriate, liquidation value. The values for the investments referred to in this paragraph are estimated regularly by management. However, there can be no assurance that such values will represent the return that might ultimately be realized by the Company from the investments.

Distributions of cash or in-kind from an investment, when specifically identified as income, are recorded accordingly; otherwise, they are recorded as a return on capital which serves to reduce the cost basis of the investment. Distributions received in excess of the cost basis are recorded as realized gains. Distributions are recorded when they are received from the vehicle in which the investment was made.

An additional consideration affecting the valuation of the Company's private fund investments is its pro rata share of the value of the net assets of the private investment funds as determined by such fund, in accordance with its partnership agreement, constitutional or other documents governing such valuation, on the valuation date. If such valuation with respect to the Company's investments in the fund is not available by reason of timing or other event on the valuation date, or is deemed to be unreliable by management, management determines such value based on its judgment of fair value on the appropriate date using the methods described above.

Note 3. Fair Value of Financial Instruments (Continued)

At December 31, 2011, market quotations were not readily available for any of the Company's portfolio of investments, which management valued at $2,088,232 or 10 percent of member's equity.

Level 3 valuation techniques: The table below summarizes activity for the year ended December 31, 2011 due to changes in fair value, including both realized and unrealized gains and losses, recorded in earnings for Level 3 assets during 2011:

December 31, 2010	$ 2,490,420
Unrealized gains	(558,620)
Contributions	269,694
Distributions	(113,262)
December 31, 2011	$ 2,088,232

Note 4. Expense Sharing Agreement

Under the Expense Sharing Agreement between the Company and the Parent, the Company has agreed to provide funds each month to the Parent in an amount equal to 75 percent and 100 percent of the lease payments due pursuant the leases for its San Francisco and New York offices, respectively.

Rent expense under all existing leases for the year ended December 31, 2011 was $777,885.

The Company also reimburses the Parent for all indirect expenses incurred by the Parent that are attributable to the Company.

Note 5. Capital Lease Obligations

On December 16, 2009, the Company entered into a capital lease agreement for office equipment. The lease expires February 28, 2015.

Capital lease obligations payable at December 31, 2011 consist of the following:

	Interest Rate	Monthly Payment	Principal Balance
Xerox	5.39%	$ 1,018	$ 37,850
Less current maturities			11,595
			$ 26,255

Future minimum payments are as follows:

Years Ending December 31,	Amount
2012	$ 11,595
2013	12,236
2014	12,912
2015	1,107
	$ 37,850

Note 6. Related-Party Transactions

The Company maintains an agreement with its Parent to which it pays a monthly management fee. As of December 31, 2011, the Company owed the Parent $216,248. Amounts charged to the Company for the year ended December 31, 2011 totaled $1,260,000.

The Company also maintains another agreement with PFG-UK, Ltd. (PFG-UK), pursuant to which the Company agrees to pay certain amounts of fees collected from common clients. These sums were payable and receivable in consideration for the services each company provided in connection with the Company's work. Revenue earned from PFG-UK totaled $123,000 for the year ended December 31, 2011.

The Company also maintains an agreement with Probitas Hong Kong Limited pursuant to which it pays a monthly fee to Probitas Hong Kong Limited to represent the Company in Asia. Amounts charged to the Company in relation to activities of the Hong Kong entity totaled $694,887 for the year ended December 31, 2011.

Note 7. Net Capital Requirements

The Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the Company may not allow advances to affiliates, the withdrawal of equity capital or payment of dividends if such payment would result in aggregate indebtedness greater than 10 times net capital or if net capital would fail to be at least 120 percent of the minimum required net capital.

At December 31, 2011, the Company had net capital of $949,875 which was $614,982 in excess of its required net capital of $334,893. The Company's ratio of aggregate indebtedness to net capital was 5.29.

Note 8. Concentrations of Credit Risk

The Company holds contract receivables from obligors which are private equity investment funds. In the event one or more of these funds do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the financial strength of both the funds and its underlying investors, which are typically required to contribute capital to these funds over a period of several years. It is the Company's policy to review and monitor, as necessary, the credit standing of each counterparty, as well as the exposure to each counterparty.

During the year, the Company earned 88 percent of its service revenue from four clients equal to 41 percent, 26 percent, 11 percent, and 9 percent of total net revenue, respectively. As of December 31, 2011, 95 percent of the Company's accounts receivable balance is comprised of receivables from six clients. (Individually, these six clients comprise 31 percent, 15 percent, 14 percent, 13 percent, 9 percent and 5 percent of accounts receivable, respectively.)

Note 9. Noncurrent Accounts Receivable

Noncurrent accounts receivable from customers of $6,757,947 consist of seven installment agreements with effective interest rates ranging from 0 percent to 6.0 percent. Payments are collectible through September 2014.

Note 10. Commitments

In accordance with certain limited partnership interest agreements as described in Note 3, the Company may be required to commit additional capital to a number of the investment partnerships in which it holds interests. The capital calls may be made over a period of up to 10 years. Total potential committed capital as of December 31, 2011 was $2,053,000. Of this committed amount, $1,886,000 was funded and $167,000 remained unfunded at December 31, 2011.

Note 11. Guarantee Liabilities

The Company has guaranteed two term loans for the benefit of the Parent. The Company would be obliged to perform under this guarantee if the Parent failed to pay principal and interest payments to the lender when due. The initial term loans totaled $1,500,000 and $1,800,000 and are payable in 60 equal installments of $25,000 and $30,000, respectively, plus accrued interest. Both loans accrue interest at the rate of prime plus 0.75 percent. The final payments on the two term loans are due during the Company's fiscal years ended December 31, 2012 and 2013, respectively. Excluding accrued interest, at December 31, 2011, the maximum potential amount of future (undiscounted) payments under these guarantees is $953,750.

In addition, the Company has pledged its contract receivables and all other assets, except cash, as security for a $8,500,000 line of credit held by the Parent. In accordance with the agreements, in order to have access to the line of credit, the Company is required to maintain minimum net income each quarter, as defined in the agreement. At December 31, 2011, the balance on the line of credit was $5,390,000.

Note 12. Retirement Plan

Effective January 1, 2003, the Company adopted a 401(k) plan for the benefit of its employees. Essentially, all employees are eligible to participate the first day of the fourth month following their hire date. The Company does not match employee contributions.

The Company has also adopted a profit sharing plan for all active employees. Under the plan, the Company can elect to make discretionary contributions. The Company plans to contribute $381,000 for the year ended December 31, 2011 and has accrued this amount as of December 31, 2011.